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Writer's Direct Line: 858-720-7469
jmercer@sheppardmullin.com
September 23, 2011
Our File Number: 0LFJ-161499

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Daniel F. Duchovny, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	National Technical Systems, Inc.
Definitive Additional Soliciting Materials
Filed September 7, 2011; File No. 001-34882

Dear Mr. Duchovny:

We acknowledge receipt of the letter of comment from the Staff dated September 13, 2011 (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with National Technical Systems, Inc. (the “Company”) and provide the following supplemental response on the Company’s behalf.  Our responses are numbered to correspond to your comments.

1.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the following:

●	“Dissidents’ refusal to even consider fair settlement …”;

●	Each of the sub-bullet points to the third entry on slide 22; and,

●	the second bullet point under the first entry on slide 27.

We acknowledge the Staff’s Comment and hereby provide the following supplemental responses corresponding to each of the bulleted statements.

September 23, 2011

“Dissidents’ refusal to even consider fair settlement …”

With regard to the above-referenced statement, the Company has provided additional background information on the settlement discussions in a Supplement to its Investor Presentation filed on Form DEFA14A as Definitive Additional Soliciting Materials on September 15, 2011 (the “9/15 DEFA14A”).  On August 2, 2011 the Company submitted a revised settlement proposal of August 2, 2011, which provided for two (2) of the dissident group’s nominees to join the Company’s Board of Directors as well as for the Board size to be fixed at nine (9) in accordance with the request of the dissident group.  Counsel for the dissident group responded on August 5, 2011, quoted in its entirety:

“Thank you for your revised proposal. After reviewing and in particular reference to the last paragraph and paragraph 4, my clients are rejecting the revised proposal.”

The fact that the dissident group rejected the proposal without any attempt at negotiation gives our client a reasonable factual basis for making such claim.

“Offered to settle if he received a 5-year contract and various areas of responsibility”

With regard to the above-referenced statements from slide 22, the Company has previously noted in a DEFA14A filing on August 22, 2011 that Dr. Jack Lin was negotiating behind-the-scenes for his own “settlement package” that would bring an end to the proxy fight.  The factual basis for the above statements derive from a series of meetings during the first three weeks in July, during which Dr. Lin met with three members of the Company’s Board (sometimes one director present, sometimes two directors present) and put forth the following terms as a way to resolve the proxy contest : (i) a reinstatement of certain areas of responsibility at the Company for Dr. Lin, (ii) a five-year contract between the Company and Dr. Lin involving more than $1 million in total compensation with additional payments to Dr. Lin after the five years is up and certain additional payments retroactive to May 1, 2010, (iii) a car allowance, (iv) a bonus to which Dr. Lin claims he is entitled under his contract relating to the first quarter of fiscal year 2011, and (v) Dr. Lin and dissident nominee Harry Derbyshire joining the Board.  Although specific demands varied slightly from meeting to meeting, he consistently demanded a five-year contract and a defined role of responsibilities.

Also, on July 24, 2011, dissident group nominee Harry Derbyshire met with Chairman Donald Tringali and proposed a slightly different resolution, one where Dr. Lin would have no continuing direct involvement with the Company except on an “as-needed” basis.  Under this scenario, Mr. Derbyshire proposed that Dr. Lin be awarded a five-year contract paying approximately $300,000 per year with additional payments continuing after the five years have expired.  The next day Mr. Derbyshire called Mr. Tringali back to further propose that such settlement also include the Company buying back Jack Lin’s shares at a price of $7.50 per share.  We believe these meetings and discussions between representatives of the Company and Dr. Lin (including Mr. Derbyshire) provide a reasonable factual basis for this statement.  Please also refer to the information on slide 8 of the 9/15 DEFA14A.

September 23, 2011

“Has made statements such as “[Bill McGinnis, CEO] may be working for me again;” and “[Aaron Cohen] and I can run this Company again” (referring to co-founder and current Vice-Chairman Aaron Cohen, age 74)”

The first statement above was made to Bill McGinnis, the Company's CEO, during an interchange with Dr. Lin.  The second statement was made to Aaron Cohen.

“While leading NTS, repeatedly rejected any attempts to sell Company; moved to sell Company only after his demands for reinstatement as Chairman and compensation were rejected by Board”

With regard to the above-referenced statements from slide 22, we have been advised by the Company that the first time that Dr. Lin ever advocated a sale of the Company was after it was indicated to him that the Board was not intending to extend his term as Chairman of the Company beyond  May 1, 2010 (the date on which his Chairmanship was to cease pursuant to the terms of his 2005 agreement with the Company) and that his other demands (including demands for personal compensation) would not be met.  Dr. Lin had been demanding since 2009 a change in the terms of this 2005 agreement beyond the expiration of the five-year term.  The demands varied, but always included a demand for substantially more compensation than was provided for under the agreement and often included a demand to continue as Chairman after the agreement expired. The Board addressed these demands on more than one occasion, including during meetings in Palm Desert, CA in December, 2009 and at a Board meeting in March, 2010.  Further factual basis is  an August 2009 memo from Dr. Lin to certain members of management and the Board, wherein Dr. Lin gave the Company an ultimatum: either the Board agrees to his terms or he would “cash out.”

We have also been informed by the Company that while Dr. Lin was CEO and Chairman, he occasionally received offers or inquiries from prospective purchasers. These included offers from Wyle Laboratories in 2004, TUV Reinland in 2005-06 and CRT Capital Group in 2007.  He also requested that the Company's outside counsel prepare a shareholder rights plan to have ready in the event of an unsolicited offer to purchase the Company.   There is no evidence that Dr. Lin ever actively pursued negotiations with these inquiries, or advocated that the Board do so. On occasions where the Board formally acted on proposals, Dr. Lin voted against all such proposals.

September 23, 2011

“The only reason to restrict board size to 9 is so dissidents can attempt to take control of the board at the next election by electing 3 more dissident nominees and thereby controlling a majority of the Board”

When considered in the context that the dissident group was not willing to negotiate any settlement that included a “standstill” that would prohibit the dissident group from pursuing another proxy contest at the 2012 annual meeting of shareholders, and in light of the fact that three (3) directors are up for election at this year’s annual meeting of shareholders and three (3) directors are up for election at the 2012 annual meeting of shareholders, we believe the Company has a reasonable basis for its claim that the bylaw proposal is aimed at providing an opportunity for the dissident group to seek the election of additional nominees at the 2012 annual meeting of shareholders, which would give the dissident group effective control of a Board fixed at nine (9) directors.

2.           You must avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for the following:

●	that “Ex-Chairman used threat of proxy contest to attempt to extract personal financial gain;”

●	that “Dissidents’ demand to ‘sell now’ is based on personal interests…;”

●	the last entry and related sub-bullet point on slide 22; and,

●	the final entry on slide 23.

We acknowledge the Staff’s Comment and hereby provide the following supplemental responses corresponding to each of the bulleted statements.

“Ex-Chairman used threat of proxy contest to attempt to extract personal financial gain”
With regard to this statement, we believe the terms described above that Dr. Lin demanded for settling the proxy contest, when read in conjunction with the previous demands that Dr. Lin made beginning in 2009 to stay on as the Company’s Chairman, provide a reasonable factual basis for the Company’s claim that Dr. Lin commenced the proxy contest in order to negotiate in furtherance of his personal interests, including financial gain.

“Dissidents’ demand to ‘sell now’ is based on personal interests…”

September 23, 2011

With regard to this statement, we believe the fact that Dr. Lin has disclosed in his Schedule 13D that in the past he “has proposed that the Company purchase his shares of Common Stock” and that Dr. Lin and Messrs. Hernandez and Meltzner entered into a financial advisory engagement letter with M&A Capital, LLC as their financial advisor in connection with any potential direct or indirect sale, exchange or other disposition of all or a portion of their shares of Common Stock together provide the Company with a reasonable factual basis for its claim that the dissidents’ demands that the Company put itself up for sale are motivated primarily by their own self-interests.

“Board has concerns regarding ability of Jack Lin to respect securities laws, fulfill fiduciary duties, and maintain confidentiality of material non-public information

•	On advice of counsel, Jack Lin was formally admonished by Board in writing in September, 2010”

With regard to these statements, the Company has provided additional information on slide 4 of the 9/15 DEFA14A.  We have been advised by the Company that Dr. Lin was reprimanded by the Company’s independent directors in writing regarding the serious issue of disclosing material non-public information to other shareholders of the Company and was reminded of his fiduciary duties.  The Company has also written to the Commission regarding its concerns with the dissident group’s failure to comply with certain SEC rules.  We believe these give the Company a reasonable factual basis for making the above statements.

“Hernandez sold NTS stock in 38 separate trades between July 22, 2010 and August 19, 2010, at prices near historic highs ($8.05-$8.90) shortly after Hernandez became aware of material non-public information.”

We have been advised by the Company that Dr. Lin was in constant communication with Mr. Hernandez during the time that the Company was in private, confidential discussions with a third party regarding an acquisition of the Company.  As a Board member at the time, Dr. Lin was made aware of the terms of any offers communicated to the Company. We also know that Mr. Hernandez became aware of the terms of the offer from the third party; he admitted so in a writing to the Company. We were also informed by the third party potential acquirer that they did not communicate the terms of any potential offer to Mr. Hernandez.  We believe it is entirely reasonable for the Company to conclude that these discussions between Dr. Lin and Mr. Hernandez involved confidential information regarding third party offers to acquire the Company.  The factual basis for the statement regarding Mr. Hernandez selling stock between July 22, 2010  and August 19, 2010 at prices between $8.05 and $8.90 is the Schedule 13D filed by the dissident group on September 8, 2010.

*     *     *     *     *

In connection with responding to the Staff’s comments, a written statement from the Company containing the three acknowledgments requested by the Staff is attached hereto.

September 23, 2011

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely, /s/ JAMES A. MERCER III James A. Mercer, III

for SHEPPARD, MULLIN, RICHTER & HAMPTON llp

September 23, 2011

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the definitive additional soliciting materials filed by National Technical Systems, Inc. (the “Company”) on September 7, 2011 (the “Soliciting Materials”), the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Soliciting Materials.

•
The Staff’s comments or changes to disclosure in response to Staff comments in the Soliciting Materials reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Soliciting Materials.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

By:	/s/ RAFFY LORENTZIAN
Name: Raffy Lorentzian
Title: Senior Vice President, Chief Financial Officer